UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

LAN AIRLINES REPORTS NET INCOME OF US$122.1 MILLION FOR THE THIRD QUARTER OF 2008, EXCLUDING EXTRAORDINARY ITEMS

Santiago, Chile, October 28, 2008 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for the third quarter ended September 30, 2008. “LAN” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with generally accepted accounting principles in Chile and are expressed in U.S Dollars.

HIGHLIGHTS

•

LAN reported net income of US$122.1 million for the third quarter 2008, excluding extraordinary items. This represents a 55.0% increase compared to net income of US$78.8 million in the third quarter 2007. Including these extraordinary items, LAN reported net income of US$80.4 million.

•

Third quarter results include a non-operating provision of US$50 million in relation to the ongoing US and European global investigations of a large number of international cargo airlines, among them LAN Cargo S.A., LAN’s cargo subsidiary, into possible price fixing of fuel surcharges and other fees in the European and United States air cargo markets.

•

The Company reported operating income of US$135.8 million for the third quarter 2008 compared to US$98.7 million for the third quarter 2007, maintaining a flat operating margin for the quarter at 11.3%. This result was in spite of higher fuel prices, which resulted in US$168.7 million in additional fuel costs during the quarter.

•

Total revenues for the third quarter 2008 reached US$1,204.6 million compared to US$874.6 million in the third quarter 2007, due to a 36.1% increase in passenger revenues and a 51.4% increase in cargo revenues. Passenger and cargo revenues accounted for 63% and 34% of total revenues, respectively during the third quarter 2008.

•

For the first nine months of 2008, the Company reported net income of US$260.4 million, excluding extraordinary items. This represents a 25.5% increase compared to net income of US$207.5 million in the same period in 2007. Including these extraordinary items, LAN reported net income of US$218.6 million.

•

Continuing with the expansion and renewal of its fleet, LAN received one new Boeing 767-300 passenger aircraft, three new Airbus A318 passenger aircraft and one new Airbus A320 passenger aircraft during the third quarter 2008.

•

LAN maintains a solid financial position, as reflected by its BBB international credit rating (Fitch). LAN has no short term debt and all its long term debt is aircraft related. As of September 30, 2008, only 8% of debt is maturing in the short term and the Company has a ratio of 2.4 times net debt / EBITDA for the last twelve months. LAN ended the quarter with US$492 million in cash, cash equivalents and committed credit lines, representing 11.2% of revenues for the last twelve months. The Company has limited exposure to foreign exchange rate fluctuations since approximately 84% of revenues are US dollar denominated.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Rodrigo Petric – Investor Relations Analyst	i-advize Corporate Communications, Inc.
rodrigo.petric@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-8785

•	On September 2, 2008 LAN launched its service to Toronto, Canada, which is served as an extension of the Santiago-New York City direct flight with five weekly frequencies.

•

On September 15, 2008 LAN launched its new Premium Economy class on board its new Airbus A320 fleet.  This is an especially designed product option for passengers who travel short distances for business within the region, offering more cabin room and greater comfort in a cabin designed for 12 passengers. This roll-out of Premium Economy makes LAN the first company in South America to offer this service to passengers who travel for business on regional flights lasting less than 5 hours.

•

During the quarter, LAN continued to receive international recognition. In August 2008, the Company was again named best airline in South America at the World Airline Awards, based on a global survey of passengers carried out annually by SkyTrax.

Management Comments on Third Quarter 2008 Results

LAN reported net income of US$122.1 million for the third quarter 2008, excluding extraordinary items. Including these extraordinary items, net income amounted to US$80.4 million. Revenue growth of 37.7% during the quarter represents a major accomplishment for the Company as it significantly surpassed the 12.4% expansion in operations, as measured in system ATKs. LAN was able to maintain its operating margin at 11.3% despite higher fuel costs, which represented US$168.7 million in additional costs during the quarter. Considering the fuel hedging results obtained in the third quarters 2008 and 2007 (which are accounted for as non-operating income), operating income would have amounted to US$165.0 million in the current quarter, a 55.8% increase over the third quarter 2007, demonstrating LAN’s continuing ability to operate successfully in a high fuel price environment.

Passenger revenues grew 36.1% during the quarter due to a 12.9% expansion in capacity, as well as a 20.6% improvement in revenues per ASK. The latter resulted from a 0.1 point increase in load factor from 78.1% to 78.2%, together with a 20.4% increase in yields. Yields increased as a result of a combination of improved revenue management initiatives, nominal fare increases and higher fuel surcharges. During the third quarter, the Company managed its capacity to respond to demand growth and market opportunities. Capacity significantly increased on all of the Company’s domestic markets, especially Peru and Argentina, as well as on regional and long-haul routes.

During the third quarter 2008, cargo revenues rose 51.4%, as capacity rose 17.0% and unit cargo revenues increased 29.4%. Higher revenues per ATK resulted mainly from a 34.1% increase in yields, which more than offset a 2.6 point decline in load factors from 73.7% to 71.1%. Yields significantly increased during the quarter driven by the implementation of certain revenue management initiatives on southbound routes as well as higher fuel surcharges throughout the network. LAN’s strategy in the cargo business, which continues to achieve important profitability improvements, seeks to rationalize its capacity expansion by focusing on the most profitable routes. In order to prepare the markets for the launch of the Colombian venture, as well as for the arrival of the Boeing 777 Freighters during the first half of 2009, LAN increased the amount of wet leases (ACMI) it operates. This trend should continue for the remainder of 2008.

Operating expenses rose 37.7% compared to the third quarter 2007, while costs per ATK (including net financial expenses) increased 25.7%. Higher fuel prices generated US$168.7 million in additional fuel costs for the quarter. Excluding fuel, unit costs increased 8.5%, mainly due to a higher proportion of ACMI leases and an increase in sales.

The Company recorded a US$40.5 million non-operating loss in the third quarter 2008 compared to a US$4.5 million non-operating loss in the third quarter 2007. For the third quarter 2008, this includes a non-operating provision of US$50 million in relation to the ongoing US and European global investigations of a large number of international cargo airlines, among them LAN Cargo S.A., LAN’s cargo subsidiary, into possible price fixing of fuel surcharges and other fees in the European and United States air cargo markets. During the third quarter 2008, interest expenses increased from US$18.8 million to US$25.1 million due to higher debt related to fleet financing, while interest income increased from US$6.2 million to US$9.0 million. In addition, the Company recorded a US$29.2 million fuel hedging gain in the third quarter 2008, compared to a US$7.2 million fuel hedging gain in the third quarter 2007. LAN has hedged approximately 55% of its fuel requirements for the fourth quarter 2008. For 2009, LAN has hedged approximately 30% of its fuel requirements for the first quarter, 40% for the second quarter and 20% for the rest of the year. For 2010, LAN has hedged approximately 10% of its fuel requirements for the first quarter.

LAN continues to maintain a solid financial position, with ample liquidity and a sound financing structure, as reflected by its BBB international credit rating (Fitch). At the end of the quarter, LAN had US$492 million in cash, cash equivalents and committed credit lines representing 11.2% of revenues for the last twelve months. Additionally, the Company has no short term debt and its long-term debt only finances aircraft and has 12 to 18-year repayment profiles with competitive interest rates. The Company has limited exposure to foreign exchange rate fluctuations since approximately 84% of revenues are US dollar denominated.

During the quarter, LAN continued with its retrofit program to reconfigure all its wide-body passenger aircraft with the new Premium Business Class and upgraded Economy Class. As of September 30, 2008, 22 of LAN’s 24 Boeing 767 passenger aircraft had this new configuration. The Boeing 767-300 retrofit program is expected to be completed by year end 2008, while the Airbus A340-300 retrofit began in October 2008 and is expected to be completed by the first quarter of 2009.

Consistent positive results and a solid balance sheet have enabled LAN to continue advancing on a number of long-term initiatives. These plans, which encompass all levels and business units, are aimed at improving LAN’s long-term strategic position by enabling the Company to address opportunities, strengthen its market position and raise competitiveness.

EBITDAR Calculation (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (in US$ millions)

	3Q08	3Q07	%Chg	Sep08	Sep07	%Chg

Revenues	1,204.6	874.6	37.7%	3,354.9	2,478.8	35.3%
Operating Expenses	(1,068.8)	(775.9)	37.7%	(3,051.1)	(2,197.3) 38.9%

Operating Income	135.8	98.7	37.6%	303.8	281.5	7.9%

Depreciation and Amortization	44.1	39.6	11.2%	130.7	111.5	17.2%

EBITDA	179.9	138.3	30.1%	434.6	393.0	10.6%
EBITDA Margin	14.9%	15.8%		13.0%	15.9%

Aircraft Rentals	37.2	40.0	-7.1%	114.0	116.2	-1.9%

EBITDAR	217.1	178.3	21.7%	548.6	509.2	7.7%
EBITDAR Margin	18.0%	20.4%		16.4%	20.5%

(1) EBITDA and EBITDAR are non-GAAP measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with generally accepted accounting principles in Chile as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

Recent Events

Fleet Plan

During the quarter, LAN continued with the expansion of its fleet, as it received three Airbus A318 and one Airbus A320 destined for domestic and regional short-haul operations, as well as one Boeing 767-300 passenger aircraft.

LAN’s estimated fleet plan and associated capital expenditures are shown in the table below.

Year End Fleet	2008	2009	2010	2011

PASSENGER FLEET
A320/A319/A318	50	53	59	68
B767-300 ER	25	26	28	28
A340-300	5	5	5	5
TOTAL PASSENGER FLEET	80	84	92	101

CARGO FLEET
B767-300 F	9	9	9	9
B777-300 F	-	2	2	3
TOTAL CARGO FLEET	9	11	11	12

TOTAL FLEET	89	95	103	113

Total CAPEX (US$ Million)	753	273	422	521

Cargo Investigation

In February 2006 the European Commission, in conjunction with the Department of Justice of the United States, initiated a global investigation of a large number of international cargo airlines – among them LAN Cargo S.A., LAN’s cargo subsidiary – for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets.

On December 26, 2007, the European competition authorities notified LAN Cargo S.A. and LAN of the initiation of proceedings against 25 cargo airlines, among them LAN Cargo S.A., for allegations of anti-competitive behavior in the air freight business. Given the current stage of the proceedings, it is not possible at this time to anticipate with any precision their outcome, although it is expected to be a lengthy judicial process.

The US Department of Justice has announced during the last 12 months that British Airways, Korean Air, Qantas, Japan Airlines, Air France-KLM, Cathay Pacific, Martinair/Tampa and SAS have agreed to plead guilty and pay criminal fines totaling US$1.3 billion for incurring in activities in violation of antitrust regulations.

LAN Cargo has decided to record a US$50.0 million reserve in Other Non-Operating Expenses against the third quarter 2008 operating results to reflect any potential contingencies which may arise from the US and European investigations into LAN Cargo’s operations. This provision supersedes any past provision made by LAN in connection with such proceedings. With this, the total amount reserved by LAN is now US$75.0 million. This reserve is a precautionary estimate as per accounting policies for future losses in connection with these investigations.

LAN has cooperated fully with the European Commission, the DOJ and regulators in other jurisdictions in relation to these investigations and proceedings and will continue to do so. LAN is committed to fully comply with competition laws and regulations in all jurisdictions where LAN operates.

Outlook

The Company’s strong operating performance during the first nine months of 2008 provides a solid base for long-term growth and profitability. As a consequence, LAN is in a position to plan for capacity expansion in response to growth opportunities, while leveraging opportunities to improve its cost performance. Combined, LAN believes that these elements will enable the Company to consolidate its position as Latin America’s leading international carrier.

The Company has reviewed its projections and now expects passenger ASK growth to be approximately 12% in 2008, down from the 14-16% growth previously expected. In addition, LAN expects passenger ASK growth of approximately 10% in 2009.

During 2008, growth in the cargo business has been driven by capacity in the belly space of passenger aircraft, as well as by additional ACMI leases throughout the year, in preparation for the launch of the Colombian operations, and for the arrival of two Boeing 777 Freighter aircraft to be delivered in the first half of 2009. The Company has reviewed its projections and now expects 2008 cargo ATK growth to be approximately 15% and 2009 cargo ATK growth to be approximately 8%.

LAN’s fleet plan for 2008 includes delivery of a total of 18 passenger aircraft, while in 2009 LAN expects to receive five passenger aircraft and the first two B777 Freighter aircraft.

Consolidated Third Quarter Results

Net income for the third quarter 2008 amounted to US$122.1 million, excluding extraordinary items, compared to US$78.8 million in the same period 2007, an increase of 55.0%. Including these extraordinary items, LAN reported net income of US$80.4 million for the third quarter 2008. Excluding extraordinary items, net margin for the quarter increased from 9.0% in 2007 to 10.1% in 2008.

Operating income amounted to US$135.8 million in the third quarter 2008, as compared to US$98.7 million in the third quarter 2007. Operating margin for the quarter remained unchanged at 11.3%

Total operating revenues grew 37.7% compared to the third quarter 2007, reaching US$1,204.6 million. This reflected a:

•	36.1% increase in passenger revenues to US$761.0 million,
•	51.4% increase in cargo revenues to US$412.3 million, and a
•	27.7% decrease in other revenues to US$31.3 million.

Passenger and cargo revenues accounted for 63% and 34% of total revenues for the quarter, respectively.

Passenger revenues increased 36.1%, driven by 13.0% growth in traffic, coupled with a 20.4% increase in yields. Load factors increased from 78.1% to 78.2%, as traffic outpaced the 12.9% increase in capacity. Overall, revenues per ASK increased 20.6%. Traffic grew as a result of a 33.9% increase in domestic traffic (including domestic operations Chile, Argentina and Peru), and a 6.8% increase in international traffic. International traffic accounted for 73% of total passenger traffic during the quarter. Yields increased 20.4%, mainly as a result of better revenue management practices, nominal fare increases and the increase in fuel surcharges due to higher fuel costs.

Cargo revenues increased 51.4% in the quarter, driven by a 12.9% increase in traffic and a 34.1% increase in yields. Yields increased due to the continued implementation of certain revenue management initiatives on southbound routes, which led to nominal fare increases, and higher fuel surcharges. Capacity during the quarter increased 17.0%. As a consequence, load factors decreased from 73.7% to 71.1%, as volume growth in some northbound export markets were negatively affected by stronger local currencies and higher fuel prices. Revenues per ATK increased 29.4% compared to the third quarter 2007.

Other revenues decreased 27.7%, as increased revenues from aircraft rentals and courier services were more than offset by lower onboard sales and lower revenues from tours and travel services. In addition, the ‘Other revenues’ line in the third quarter 2007 included $7.4 million in compensation from Airbus related to a change in the delivery schedule for certain Airbus A318 aircraft.

Total operating expenses increased 37.7% during the quarter, while unit (ATK) costs increased 25.7% as compared to the third quarter 2007. Higher jet fuel prices during the quarter led to approximately US$168.7 million in additional fuel costs. Excluding fuel, unit costs increased 8.5%. Changes in operating expenses were mainly due to the following:

•

Wages and benefits increased 23.4%, driven mainly by the impact of inflation as wages are adjusted semiannually in the month of July. In addition, LAN saw an increase in average headcount during the quarter, in line with the Company’s expansion of operations.

•

Fuel costs increased 84.2%, driven by an 11.5% increase in consumption and a 65.2% increase in prices, in addition to a higher proportion of less fuel efficient ACMI flying, partly offset by fuel efficiencies resulting from LAN’s newer fleet.

•

Commissions to agents increased 30.3%, due to a 41.1% increase in traffic revenues (passenger and cargo), which was offset by a 0.9 point reduction in average commissions. This reduction was related to lower commissions in the passenger division in Chile and in the cargo business in general.

•

Depreciation and amortization increased 11.2%, mainly due to the incorporation of five new Boeing 767 aircraft, four Airbus A320s and eleven Airbus A318 aircraft, partially offset by the phase out of the Boeing 737-200 fleet.

•

Other rental and landing fees increased 36.9%, mainly due to the impact of increased operations on airport landing fees and handling expenses, as well as increased use of variable aircraft rentals (ACMI) in the cargo business.

•	Passenger service expenses increased 15.8%, mainly driven by the 21.6% increase in the number of passengers transported during the quarter.
•	Aircraft rentals decreased 7.1%, mainly due to a decrease in the average number of leased aircraft due to the phase out of the Boeing B737-200 fleet.
•

Maintenance expenses decreased 7.6%, as the additional cost from increased fleet utilization and escalation in maintenance contracts were more than offset by lower maintenance provisions resulting from the phase out of the Boeing 737-200 fleet and a higher proportion of new planes.

•

Other operating expenses increased 4.5% due mainly to increased sales and distribution costs, and higher costs related to the Company’s frequent flyer program “LanPass”. This was offset in part by lower costs related to onboard sales as a result of the outsourcing of the duty free administration to a third party, as well as efficiencies in various overhead costs including IT.

Non-operating results for the third quarter 2008 amounted to a US$40.5 million loss compared to a US$4.5 million loss in the third quarter 2007.

•	Interest income increased 47.0%.
•	Interest expense increased 33.5% due to higher average long-term debt related to fleet financing.
•

In the other income-net line, the Company recorded a US$24.5 million loss compared to an US$8.1 million gain in 2007. In the third quarter 2008, LAN recorded a fuel hedging gain of US$29.2 million (compared to a US$7.2 million gain in the third quarter 2007), as well as a US$4.2 million foreign-exchange loss (compared to a US$1.1 million gain in the third quarter 2007). In addition, for the third quarter 2008, this includes a non-operating provision of US$50 million in relation to the ongoing US and European global investigations of a large number of international cargo airlines, among them LAN Cargo S.A., LAN’s cargo subsidiary, into possible price fixing of fuel surcharges and other fees in the European and United States air cargo markets.

Consolidated First Nine Months of 2008 Results

Net income for the first nine months of 2008 amounted to US$260.4 million, excluding extraordinary items, compared to net income of US$207.5 million in the same period 2007, an increase of 25.5%. Including these extraordinary items, LAN reported net income of US$218.6 million for the first nine months of 2008. Excluding extraordinary items, net margin for the period decreased from 8.4% in 2007 to 7.8% in 2008.

Operating income amounted to US$303.8 million in the first nine months of 2008 compared to US$281.5 million for the same period in 2007. Operating margin for the period decreased from 11.4% to 9.1%.

Total operating revenues grew 35.3% compared to the first nine months of 2007, reaching US$3.4 billion. This reflected a:

•	33.7% increase in passenger revenues to US$2,078.4 million,
•	44.5% increase in cargo revenues to US$1,163.5 million, and a

•	5.0% decrease in other revenues which amounted to US$113.1 million.

Passenger and cargo revenues accounted for 62% and 35% of total revenues for the period, respectively.

Passenger revenues grew, driven by a 13.0% increase in traffic, together with a 18.3% increase in yields. Load factors increased from 75.8% to 76.9%, as traffic outpaced the 11.3% increase in capacity. Overall, revenues per ASK increased 20.1%. Traffic grew as a result of a 30.4% increase in domestic traffic (including domestic operations in Chile, Argentina and Peru) and a 7.9% increase in international traffic. International traffic accounted for 74% of total passenger traffic during the period. Yields increased mainly due to better revenue management, nominal fare increases, higher fuel surcharges resulting from higher WTI prices and the impact of the appreciation of the Chilean peso on domestic fares.

Cargo revenues increased 44.5%, due to an 11.8% increase in traffic, together with a 29.3% yield increase. Yields increased primarily due to the continued implementation of certain revenue management initiatives on southbound routes, a successful seed export season and higher fuel surcharges. Capacity during the period increased 15.1%. As a consequence, load factors decreased from 73.9% to 71.8%, as volume growth in some northbound export markets were negatively affected by stronger local currencies and higher fuel prices. Revenues per ATK increased 25.6% compared to the first nine months of 2007.

Other revenues decreased 5.0%, as increased revenues from aircraft rentals and courier services were more than offset by lower onboard sales and lower revenues from tours and travel services. In addition, the ‘Other revenues’ line in the first nine months of 2007 included $7.4 million in compensation from Airbus related to a change in the delivery schedule for certain Airbus A318 aircraft.

Total operating expenses increased 38.9% during the period, while capacity as measured in system ATKs, increased 10.0%. As a consequence, unit (ATK) costs increased 28.2%. Higher jet fuel prices during this period led to approximately US$440.4 million in higher fuel costs. Excluding fuel, unit costs increased 12.9%. Changes in operating expenses were mainly due to the following:

•

Wages and benefits increased 32.4%, driven mainly by the impact of inflation and stronger local currencies on local currency-denominated wages, as well as increased headcount, in-line with the expansion of the Company’s operations.

•

Fuel costs increased 80.2%, driven by a 10.9% increase in consumption, a 62.5% increase in prices, and a higher proportion of less fuel efficient ACMI flying, partly offset by fuel efficiencies resulting from LAN’s newer fleet.

•

Commissions to agents increased 26.7%, due to a 37.4% increase in traffic revenues (passenger and cargo), which was offset by a 1.0 point reduction in average commissions. This reduction was mainly related to lower commissions in the cargo business, as well as lower commissions in the passenger business in Chile.

•

Depreciation and amortization increased 17.2%, mainly due to the incorporation of five new Boeing 767 aircraft, four Airbus A320s and eleven Airbus A318 aircraft, partially offset by the phase out of the Boeing 737-200 fleet.

•

Other rental and landing fees increased 27.8%, mainly due to the impact of increased operations on airport landing fees and handling expenses, as well as increased use of variable aircraft rentals (ACMI) in the cargo business.

•	Passenger service expenses increased 20.4%, driven by the 18.6% increase in the number of passengers transported during the period, as well as higher costs associated with passenger compensations.
•	Aircraft rentals decreased 1.9% as higher average lease rates were offset by a decrease in the average number of leased aircraft.

•

Maintenance expenses decreased 1.0%, as additional costs resulting from increased fleet utilization and the escalation in maintenance contracts were compensated by lower maintenance provisions resulting from the phase out of the Boeing 737-200 fleet.

•

Other operating expenses increased 20.7%, due to increased operations driven mainly by higher sales and distribution costs, together with higher marketing and advertising expenses, higher costs related to the Company’s frequent flyer program “LanPass”, and higher credit card commissions due to the increased penetration of the Internet sales channel.

Non-operating results for the first nine months of 2008 amounted to a US$44.9 million loss compared to a US$35.2 million loss in the first nine months of 2007.

•	Interest income increased 14.0%.
•	Interest expenses increased 20.9% due to increased average long-term debt related to fleet financing.
•

In the other income-net item, the Company recorded a US$8.6 million gain compared to an US$8.3 million gain in 2007. The Company recorded a fuel hedging gain of US$59.9 million in the first nine months of 2008 (compared to a US$7.4 million gain in the first nine months of 2007), as well as a US$3.3 million foreign-exchange loss (compared to a US$6.3 million gain in the first nine months of 2007). In addition, for 2008 this includes a non-operating provision of US$50 million in relation to the ongoing US and European global investigations of a large number of international cargo airlines, among them LAN Cargo S.A., LAN’s cargo subsidiary, into possible price fixing of fuel surcharges and other fees in the European and United States air cargo markets.

******

About LAN

LAN Airlines is one of the leading passenger airlines in Latin America. The company serves more than 60 destinations around the world through an extensive network that offers full connectivity within Latin America while also linking the region with North America, Europe and the South Pacific, as well as 58 additional international destinations through its various code-share agreements. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean domestic market.

Currently, LAN Airlines operates one of the most modern fleets in the world, with 75 passenger aircraft and its cargo affiliate, LAN CARGO, operates 9 dedicated freighters. The company recently completed its short haul fleet renovation process by acquiring new aircraft from the Airbus A320 family, enabling LAN to improve its efficiency and to reduce significantly its CO2 emissions. The fleet renovation is part of the company’s commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB). The company’s world class quality standards enabled its membership in oneworld™, the global alliance that encompasses the best airlines in the world. For more information please visit www.lan.com or www.oneworldalliance.com.

******

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

FOR IMMEDIATE RELEASE

LAN Airlines S.A.
Consolidated Income Statement (in thousands of U.S. Dollars)

	For the Three-Month Period ended September 30,			For the Nine Month Period ended Septemeber 30,		
	2008	2007	% Change	2008	2007	% Change
REVENUES						
Passenger	761,010	558,990	36.1%	2,078,353	1,554,833	33.7%
Cargo	412,340	272,353	51.4%	1,163,464	804,911	44.5%
Other	31,281	43,277	-27.7%	113,118	119,086	-5.0%
TOTAL OPERATING REVENUES	**1,204,631**	**874,620**	**37.7%**	**3,354,935**	**2,478,830**	**35.3%**
EXPENSES						
Wages and Benefits	(154,880)	(125,544)	23.4%	(462,645)	(349,408)	32.4%
Aircraft Fuel	(427,488)	(232,095)	84.2%	(1,145,552)	(635,887)	80.2%
Commissions to Agents	(128,326)	(98,450)	30.3%	(364,358)	(287,573)	26.7%
Depreciation and Amortization	(44,059)	(39,629)	11.2%	(130,717)	(111,543)	17.2%
Other Rental and Landing Fees	(120,301)	(87,867)	36.9%	(335,013)	(262,103)	27.8%
Passenger Services	(22,276)	(19,233)	15.8%	(63,460)	(52,726)	20.4%
Aircraft Rentals	(37,182)	(40,021)	-7.1%	(114,042)	(116,204)	-1.9%
Aircraft Maintenance	(36,269)	(39,264)	-7.6%	(116,985)	(118,110)	-1.0%
Other Operating Expenses	(98,024)	(93,840)	4.5%	(318,318)	(263,789)	20.7%
TOTAL OPERATING EXPENSES	**(1,068,805)**	**(775,943)**	**37.7%**	**(3,051,090)**	**(2,197,343)**	**38.9%**
OPERATING INCOME (LOSS)	**135,826**	**98,677**	**37.6%**	**303,845**	**281,487**	**7.9%**
OPERATING MARGIN	*11.3%*	*11.3%*	0.0 *pp*	*9.1%*	*11.4%*	*- 2.3 pp.*
OTHER INCOME (EXPENSE)						
Interest Income	9,044	6,152	47.0%	14,318	12,560	14.0%
Interest Expenses	(25,064)	(18,773)	33.5%	(67,810)	(56,090)	20.9%
Other Income-Net	(24,522)	8,109	-402.4%	8,566	8,306	3.1%
TOTAL	**(40,542)**	**(4,512)**	**798.5%**	**(44,926)**	**(35,224)**	**27.5%**
INCOME BEFORE MINORITY INTEREST	**95,284**	**94,165**	**1.2%**	**258,919**	**246,263**	**5.1%**
Minority Interest	446	163	173.6%	1,356	1,761	-23.0%
INCOME (LOSS) BEFORE INCOME TAXES	**95,730**	**94,328**	**1.5%**	**260,275**	**248,024**	**4.9%**
Income Taxes	(15,357)	(15,544)	-1.2%	(41,639)	(40,521)	2.8%
NET INCOME (LOSS)	**80,373**	**78,784**	**2.0%**	**218,636**	**207,503**	**5.4%**
NET MARGIN	*6.7%*	*9.0%*	-2.3 *pp*	*6.5%*	*8.4%*	*- 1.9 pp.*
NET INCOME (LOSS) EXCLUDING EXTRAORDINARY ITEMS	**122,123**	**78,784**	**55.0%**	**260,386**	**207,503**	**25.5%**
NET MARGIN	*10.1%*	*9.0%*	1.1 *pp*	*7.8%*	*8.4%*	-0.6
Shares Outstanding	338,790,909	338,790,909	0.0%	338,790,909	338,790,909	0.0%
Earnings per share	0.24	0.23	2.0%	0.65 0	0.61	5.4%
Earnings per share (excluding extraordinary items)	0.36	0.23	55.0%	0.77 0	0.61	25.5%

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Rodrigo Petric – Investor Relations Analyst	i-advize Corporate Communications, Inc.
rodrigo.petric@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-8785

FOR IMMEDIATE RELEASE

LAN Airlines S.A.

Consolidated Balance Sheet (in thousands of US$)

	As of September 30,	
	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	13,037	8,784
Time deposits	341,058	300,349
Marketable securities	79,112	79,818
Accounts and notes receivable -trade and other	504,886	446,319
Accounts and notes receivable from related companies	1,473	8,422
Inventories	69,056	58,163
Prepaid and recoverable taxes	93,357	49,761
Prepaid expenses	18,129	18,232
Deferred income tax assets	6,894	9,142
Other current assets	67,180	16,110
Total current assets	1,194,182	995,100
PROPERTY AND EQUIPMENT (net)		
Aircraft	2,529,638	1,728,369
Other	321,332	239,382
Total property and equipment	2,850,970	1,967,751
OTHER ASSETS		
Investments	1,868	3,265
Goodwill	33,213	36,794
Notes and accounts receivable from related companies	251	0
Long-term accounts receivable	11,425	5,617
Long-term deferred taxes	0	0
Deposits and others	311,106	390,767
Total other assets	357,863	436,443
Total assets	4,403,015	3,399,294
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank loans	0	0
Current portion of long-term loans from financial institutions	136,623	83,324
Current portion of long term leasing obligations	72,947	74,021
Dividends Payable	261	174
Accounts payable	356,531	276,401
Notes and accounts payable to related companies	180	128
Other creditors	0	0
Air traffic liability and others	386,739	271,775
Other current liabilities	197,995	169,370
Total current liabilities	1,151,276	875,193
LONG-TERM LIABILITIES		
Loans from financial institutions	1,564,414	1,024,156
Other creditors	0	0
Provisions	147,253	60,908
Notes and accounts payable to related companies	0	0
Air traffic liability	31,764	15,557
Deferred taxes	205,688	154,546
Obligations under capital leases	192,899	247,129
Other long-term liabilities	1,190	10,928
Total long-term liabilities	2,143,208	1,513,224
MINORITY INTEREST	3,374	3,719
SHAREHOLDERS' EQUITY		
Common stock	453,444	453,444
Reserves	1,031	-21
Interim dividends	-96,786	-90,105
Retained earmings	747,468	643,840
Total shareholders´ equity	1,105,157	1,007,158
Total liabilities and shareholders´ equity	4,403,015	3,399,294

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Rodrigo Petric – Investor Relations Analyst	i-advize Corporate Communications, Inc.
rodrigo.petric@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-8785

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2008

Lan Airlines S.A.
/s/ Alejandro de la Fuente Alejandro de la Fuente Chief Financial Officer